NORSAT ANNOUNCES FIRST QUARTER 2011 FINANCIAL RESULTS

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time)  -

Vancouver, British Columbia – May 12, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today its financial results for the three-months ended March 31, 2011. All financial results are in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

Financial Highlights

First Quarter Operational Highlights

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Norsat appointed Fabio Doninelli as Chairman.

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Norsat acquired Sinclair Technologies Holdings Inc. (“Sinclair”).

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Norsat obtained a $12.0 million loan in connection with the acquisition of Sinclair.  As of May 11, 2011, the loan balance was $11.4 million.

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Norsat issued and received gross proceeds of $0.3 million for 611,915 common shares in connection with its Employee Share Ownership Plan.

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Norsat’s Microwave Products division launched a new line of RFID products.

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Norsat’s Satellite Solutions’ division released multi-band versions of GLOBETrekkerTM and RoverTM.

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Norsat’s Antenna and RF Conditioning Products division, Sinclair, was awarded a sales order for a total potential of 8,000 antennas to be delivered over a period of 3-4 years, which would represent a revenue opportunity of approximately $1.0 million.

(1) EBITDA Non-IFRS Measure

The following and preceding discussion of financial results includes reference to EBITDA.  EBITDA refers to earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange. EBITDA is a non-IFRS performance measure. We believe that, in addition to net (loss) / earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes.  However, EBITDA does not have a standardized meaning prescribed by IFRS. Investors are cautioned that EBITDA should not be construed as an alternative to net (loss) / earnings determined in accordance with IFRS as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other organizations.

Financial Review

The financial results discussed in this press release have been prepared in accordance with IFRS applicable to the preparation of interim financial information as required for all publicly traded companies in Canada in 2011.  Readers should note that comparative figures in this press release and the Company’s financial statements and MD&A have been restated to reflect IFRS.  Please refer to the Company’s unaudited interim consolidated financial statements for the three-month period ended March 31, 2011, for a detailed explanation of the changeover to IFRS.

Revenue for the three months ended March 31, 2011 were $8.7 million, an increase of $3.8 million or 78% over the same period in 2010.  The year-over-year increase in total revenue was due to our acquisition of Sinclair, which closed on January 21, 2011.  Revenue from Sinclair was $4.3 million in the quarter, which is reflective from the date of the closing to March 31, 2011.  Revenue from the Satellite Solutions segment was $2.4 million for the quarter, down from $2.9 million in 2010.  Revenue from the Microwave Products segment was $1.8 million in 2011, slightly lower from $1.9 million in 2010. Sales of Maritime Products totaling $0.2 million were slightly higher than $0.1 million for the same period in 2010.

Gross margins were lower at 44% in the first quarter in 2011 compared to 48% in the first quarter of 2010, driven by the Sinclair margins which are generally lower than the Company’s margins reported in prior periods.

For the quarter ended March 31, 2011, total expenses, including interest and foreign exchange, increased from $3.7 million compared to $1.8 million in 2010.  Approximately $1.0 million of operating expenses for the first quarter of 2011 relate to Sinclair.  The balance of the increase is primarily due to $0.4 million in acquisition costs of Sinclair, an increase of interest expense of $0.1 million for the Sinclair acquisition loan, the effects of foreign exchange on Canadian dollar based operating costs and debt, and an increase in employee costs. In addition to the inclusion of Sinclair, operating expenses are expected to increase modestly over future periods and amortization related to certain acquired intangibles will also commence once the complete purchase price allocation has been determined.

For the first quarter of 2011, earnings before income taxes were $0.2 million, or $0.00 per share, down from the $0.5 million or $0.01 per share reported in the first quarter in 2010.

Net loss for the first quarter of 2011 was $0.2 million, compared to net earnings of $0.5 million in the first quarter of 2010.

EBITDA for the three months ended March 31, 2011 was higher at $1.1 million or $0.02 per share compared to $0.7 million or $0.01 per share in 2010.

Norsat ended the first quarter of 2011 with cash and cash equivalents of $3.5 million, compared to $6.3 million as at December 31, 2010.  In connection with its acquisition of Sinclair, the Company secured and was funded a non-revolving acquisition loan of $12.0 million.  As of May 11, 2011, the loan balance was US $11.4 million.

The Company also has access to additional credit facilities totaling $3.75 million. At March 31, 2011 and as of May 11, 2011, the Company had not drawn these facilities.

As at March 31, 2011, the Company had working capital totaling $11.5 million compared to $13.0 million as at December 31, 2010.  Shareholders’ equity increased to $18.3 million, as of March 31, 2011, compared to $15.8 million at December 31, 2010.

As at March 31, 2011, total shares issued and outstanding were 57,082,146.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call

Norsat will host a conference call on May 12, 2011 at 8:30 am Pacific Time (11:30 am Eastern Time). To access the conference call by telephone, dial 1-888-886-7786. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10-15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available within a few hours after the live call at:

http://norsat.com/investor-info/conference-call-recordings

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited interim consolidated financial statements and related notes included therein for the three-month period ended March 31, 2011, and the Management Discussion and Analysis for the three month period ended March 31, 2011 which have been filed and are available on SEDAR (www.sedar.com).  Since January 1, 2011, all of the Norsat’s financial statements are prepared in accordance with IFRS.  Additional information may be found at www.norsat.com.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com